Colleen B. Meyer T 415-315-6366 F 415-315-4819 Colleen.Meyer@ropesgray.com

July 11, 2014

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Pantheon Private Equity Fund, LLC (File No. 811-22973)
AMG Pantheon Private Equity Master Fund, LLC (File No. 811-22972)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Pantheon Private Equity Fund, LLC (the “Fund”) and AMG Pantheon Private Equity Master Fund, LLC (the “Master Fund”, and collectively with the Fund, the “Funds”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Funds’ registration statements on Form N-2 (the “Registration Statements”) filed on May 28, 2014. The Funds appreciate this opportunity to respond to the Staff’s comments. The Staff’s comments and the Funds’ responses are set forth below. Certain defined terms used herein have the meaning set forth in the Registration Statements. Contemporaneously with the filing of this letter, the Funds are filing amendments to the Registration Statements reflecting the responses set forth below.

Summary of Terms

1.   Comment: The Fund has “private equity” in its name; therefore please state a policy of investing at least 80% of the Fund’s assets in “private equity.” See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940 (the “Investment Company Act”). (page 5)

Response: We respectfully disagree with the Staff’s comment. The term “private equity” is not implicated by Rule 35d-1(a)(2), as it is neither a “particular type of investment” (e.g., stock, bond, equity, debt, small-cap, etc.) nor an “industry” (e.g., utilities, health care, infrastructure, etc.), but rather refers to a type of overall investment strategy or structure. We note that other funds with similar investment programs and strategies utilize the term “private equity” in their names and do not disclose a policy of investing at least 80% of the fund’s assets in private equity securities—see, for example, CPG Carlyle Private Equity Fund, LLC (File No. 811-22763), Partners Group Private Equity, LLC (File No. 811-22210) and Hatteras Global Private Equity Partners Institutional, LLC (811-22257). Therefore, the Funds respectfully decline to make the requested change.

2.     Comment: Will the Fund engage in co-investments with affiliates, including the Adviser? If so, please explain how these investments are permitted by Section 17(d) of the Investment Company Act. (page 6)

Response: The Fund may or may not engage in any particular co-investment with another client of the Adviser, but if it does, the Adviser intends to allocate investment opportunities in co-investments among its clients in accordance with the Adviser’s investment allocation procedures and in accordance with the Investment Company Act and the rules thereunder as interpreted by the Staff of the Commission.

3.     Comment: Disclosure in this section states the Fund will reduce the burdens typically associated with private equity investing, including paying fund of fund level incentive fees. Later, on the same page, the disclosure states that the Fund will pay incentive allocations charged by the underlying Investment Funds. Please reconcile these statements. (page 6)

Response: The Funds have deleted the reference to fund of fund level incentive fees from the section relating to the burdens typically associated with private equity investing.

4.     Comment: Please include an estimate of the interest payments on borrowed funds in the “Summary of Fund Expenses” section. See Instruction 8 to Item 3 of Form N-2. (page 11)

Response: The Fund respectfully submits that the anticipated amount of interest rounds below one hundredth of one percent and pursuant to General Instructions 2 and 3 to Item 3 of Form N-2 have been omitted as not applicable.

5.     Comment: Disclosure in this section states that “the Fund’s investment in any one Investment Fund will be limited to no more than 25% of the Investment Fund’s economic interests, measured at the time of investment.” Since this section deals with the Master Fund’s investment policies, please revise the disclosure above to refer to the Master Fund and not the Fund. (page 12)

Response: The requested change has been made.

6.     Comment: The disclosure in this section states that “[T]he Adviser may invest the Master Fund’s assets in Investment Funds that engage in investment strategies other than those described in this Confidential Memorandum.” Form N-2 requires the Fund to disclose all principal investment strategies in the registration statement. See Item 8.2.b(1). Please revise the sentence to comply with Item 8 of Form N-2. (page 12)

Response: The Funds respectfully submit that the current disclosure is appropriate and in compliance with the requirements of Form N-2. Item 8.2b(1) of Form N-2 requires the Funds to describe “the types of securities in which the Registrant invests or will invest principally.” Consistent with this requirement, the “Investment Objectives and Strategies” section provides a description of the types of securities and techniques that are intended to be utilized principally by the Master Fund. In addition to listing the types of securities and techniques that are intended to be principally utilized by the Master Fund, the Funds also include the above-referenced disclosure to inform unitholders that the Master Fund’s permissible investments could change over time. Therefore, the Funds respectfully decline to make the requested change.

7.     Comment: Please describe in plain English the “J-curve” impact associated with private equity investing. (page 14)

Response: The requested change has been made.

8.     Comment: Please clarify how the Fund determines net asset value for purposes of applying the management fee. (page 16)

Response: The requested change has been made.

9.     Comment: The list of expenses excluded from the Expense Limitation and Reimbursement Agreement goes on for some length. Please disclose what expenses are “included” in the agreement. (page 17)

Response: The requested change has been made.

10.   Comment: Please disclose what extraordinary expenses include, as you have done with the other expenses. (page 17)

Response: The requested change has been made.

11.   Comment: Please define the term “Eligible Investor” earlier in the registration statement. Further, the terms Investor, Eligible Investor and accredited investor are often used interchangeably; therefore, please use a consistent term throughout the registration statement. (page 19)

Response: The Fund has defined the term “Eligible Investor” earlier in the Registration Statement and has replaced, where appropriate, the term “accredited investor” with “Eligible Investor.”

Summary of Fund Expenses

12.   Comment: The last sentence of footnote (5) states that the Acquired Fund Fees and Expenses “do not reflect any performance-based fees or allocations paid by the Investment Funds that are calculated solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in-kind, as such fees and allocations for a particular period may be unrelated to the cost of investing in the Investment Funds.” Please explain to us why the above expenses are not included in the Acquired Fund Fees and Expenses. Please also confirm whether the Acquired Fund Fees and Expenses include investments in exchange-traded funds. (page 31)

Response: The Funds have revised the cited disclosure to explain that performance-based fees or allocations paid by the Investments Fund are not reflected in the Acquired Fund Fees and Expenses because estimates of such amounts would be too speculative. While the Funds are aware that all Acquired Fund Fees and Expenses are based on estimated amounts for a fund’s first fiscal year, the Funds consider estimates of performance-based fees or allocations paid by the Investment Funds to be too speculative since they are based on the performance of Investment Funds that cannot reasonably be predicted and therefore consider any such disclosure to be unhelpful to investors. The Funds confirm that Acquired Fund Fees and Expenses include fees and expenses indirectly borne by investments in exchange-traded funds.

13.   Comment: Please confirm the fee waiver is not included in the 3 years, 5 years, and 10 years expense examples. (page 32)

Response: The Funds confirm that the fee waiver is not included in the 3 years, 5 years, and 10 years expense examples.

Investment Program

14.   Comment: Please revise the language which states that the Fund and Master Fund “are not entitled to the protections of the 1940 Act with respect to the Investment Funds” to state that the Investment Company Act will apply to the Fund and the Master Fund. (page 44)

Response: The requested change has been made.

Types of Investments and Related Risk Factors

15.   Comment: The disclosure in this section states that “[B]ecause the Fund incurs expenses that may not be incurred by other investors investing directly or indirectly in the Master Fund, such investors may experience better performance than investors in the Fund.” Please disclose the other investors (e.g., private clients, other registered investment companies) that may invest in the Master Fund. (page 46)

Response: The requested change has been made.

16.   Comment: Please disclose more information about contingent liabilities. Specifically, estimate how often the Fund will acquire the contingent liabilities, and how and when a liability will be accrued. (page 60)

Response: The requested change has been made.

Certain Tax Considerations

17.   Comment: The first sentence states, “[V]ery generally, where the Fund purchases a bond at a price that exceeds the redemption price at maturity – that is, at a premium—the premium is amortizable over the remaining term of the bond.” Please delete the term “[V]ery generally” or disclose when the premium is not amortized. (page 111)

Response: The Fund respectfully denies to make the requested change. The qualifier is intended to alert the reader that the amortization rules regarding bond premium are complicated; for purposes of the Fund’s investments, the treatment of bond premium is generally as described. Further, it is likely that more lengthy explanation of the rules concerning the amortization treatment of bond premium might confuse the reader while offering little beneficial insight into the tax treatment of the Fund’s investments.

General Comments

18.   Comment: Please advise whether the exemptive order to permit the Fund to offer additional classes besides Advisory Class Units has been filed with the Commission. (page 5)

Response: The Funds have not yet filed an application for an exemptive order with the Commission to permit the Fund to offer additional classes besides Advisory Class Units.

19.   Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any amendments.

Response: The Funds acknowledge that the Staff may have additional comments after amendments to the Registration Statements are made.

20.   Comment: Responses to this letter should be in the form of an amendment filed under the Investment Company Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response: The Funds confirm that they have either made an appropriate change in the amendments to the Registration Statements or they have indicated herein that they have not made a requested change for the reasons set forth herein.

21.   Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the Staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Funds acknowledge that the Funds and the Funds’ management are responsible for the accuracy and adequacy of the disclosures made on behalf of the Funds.

Please direct any questions you may have with respect to this filing to me at (415) 315-6366.

Very truly yours,

/s/ Colleen B. Meyer

Colleen B. Meyer

cc:	Caren Cunningham, AMG Funds LLC
Gregory C. Davis
Frederick O. Quenzer